UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Great Elm Capital Corp.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

390320109

(CUSIP Number)

MAST Capital Management, LLC

31 St. James Avenue, 6th Floor

Boston, MA 02116

(617) 375-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 390320109

1	NAME OF REPORTING PERSONS MAST Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,083,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,083,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,083,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 390320109

1	NAME OF REPORTING PERSONS David J. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,083,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,083,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,083,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.2%
14	TYPE OF REPORTING PERSON HC, IN

This Amendment No. 4 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of MAST Capital Management, LLC, a Delaware limited liability company (“MAST Capital”), and Mr. David J. Steinberg, the principal of MAST Capital (together with MAST Capital, the “Reporting Persons”), relating to Common Stock, $0.01 Par Value (the “Common Stock”), of Great Elm Capital Corp., a Maryland corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by MAST Capital through the accounts of certain private funds (collectively, the “MAST Accounts”). MAST Capital serves as the investment manager to the MAST Accounts and may direct the vote and disposition of 5,083,193 shares of Common Stock held by the MAST Accounts. As the principal of MAST Capital, Mr. Steinberg may direct the vote and disposition of the 5,083,193 shares of Common Stock held by the MAST Accounts.

The information set forth in response to each Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 11,502,547 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2017, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 14, 2017.

MAST Capital, as the investment manager of the MAST Accounts, may be deemed to beneficially own the 5,083,193 shares of Common Stock held by the MAST Accounts, representing approximately 44.2% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Steinberg, as the principal of MAST Capital, the investment manager of the MAST Accounts, may also be deemed to beneficially own the 5,083,193 shares of Common Stock beneficially owned by the MAST Accounts, representing approximately 44.2% of the issued and outstanding shares of Common Stock of the Issuer.

MAST Capital and Mr. Steinberg disclaim beneficial ownership of the Common Stock held by the MAST Accounts except to the extent of their pecuniary interest therein.

(b) MAST Capital and Mr. Steinberg have the shared power to vote and dispose of the Common Stock owned by the MAST Accounts reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that MAST Capital or Mr. Steinberg is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 5,083,193 shares of Common Stock owned by the MAST Accounts. Pursuant to Rule 13d-4, MAST Capital and Mr. Steinberg disclaim all such beneficial ownership.

(c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last 60 days, all of which were brokered transactions, are set forth below. The price per share reported below is a weighted average price for multiple transactions on the date indicated. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold at each separate price within such averages.

MAST Account	Trade Date	Purchased (Sold)	Price / Share
Mast Select Opportunities Master Fund	9-Oct-17	(1,323)	$10.2099
Mast Select Opportunities Master Fund	10-Oct-17	(3,016)	$10.1523
Mast Select Opportunities Master Fund	11-Oct-17	(3,276)	$10.1537
Mast Select Opportunities Master Fund	12-Oct-17	(7,037)	$10.1165
Mast Select Opportunities Master Fund	13-Oct-17	(15,082)	$10.1048
Mast Select Opportunities Master Fund	16-Oct-17	(4,623)	$10.1554
Mast Select Opportunities Master Fund	17-Oct-17	(15,848)	$10.0904
Mast Select Opportunities Master Fund	18-Oct-17	(8,836)	$10.1415
Mast Select Opportunities Master Fund	19-Oct-17	(1,323)	$10.1714
Mast Select Opportunities Master Fund	20-Oct-17	(830)	$10.2542
Mast Credit Opportunities I Master Fund Limited	9-Oct-17	(1,177)	$10.2099
Mast Credit Opportunities I Master Fund Limited	10-Oct-17	(2,684)	$10.1523
Mast Credit Opportunities I Master Fund Limited	11-Oct-17	(2,916)	$10.1537
Mast Credit Opportunities I Master Fund Limited	12-Oct-17	(6,263)	$10.1165
Mast Credit Opportunities I Master Fund Limited	13-Oct-17	(13,424)	$10.1048
Mast Credit Opportunities I Master Fund Limited	16-Oct-17	(4,115)	$10.1554
Mast Credit Opportunities I Master Fund Limited	17-Oct-17	(14,106)	$10.0904
Mast Credit Opportunities I Master Fund Limited	18-Oct-17	(7,866)	$10.1415
Mast Credit Opportunities I Master Fund Limited	19-Oct-17	(1,177)	$10.1714
Mast Credit Opportunities I Master Fund Limited	20-Oct-17	(739)	$10.2542

Other than the foregoing transactions, the Reporting Persons have not purchased or sold any shares of Common Stock within the last 60 days.

(d) The 5,083,193 shares of Common Stock held by the MAST Accounts consists of the following amounts: (i) 2,606,657 shares of Common Stock held by Mast Select Opportunities Master Fund; (ii) 2,320,244 shares of Common Stock held by Mast Credit Opportunities I Master Fund Limited; and (iii) 156,292 shares of Common Stock held by Mast Admiral Master Fund, L.P..

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2017

MAST CAPITAL MANAGEMENT, LLC

By:	/s/ David J. Steinberg
Name: David J. Steinberg
Title: Authorized Signatory

/s/ David J. Steinberg
David J. Steinberg